Exhibit 99.2

July 18, 2022

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2022 annual general meeting (“AGM”) of Yatra Online, Inc. (the “Company”).

This letter serves as your official notice that the AGM will be held on Wednesday, August 24, 2022 at 6:00 PM, local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

This year you will be asked to vote on the following proposals:

1. Approval of an ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2025 annual general meeting;

2. Approval of an ordinary resolution to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023; and

3. Approval of a special resolution to adopt Seventh Amended and Restated Memorandum and Articles of Association of the Company.

The Board of Directors recommends a vote FOR Proposal Nos. 1, 2 and 3. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may be properly brought before the AGM.

The Board of Directors has fixed June 29, 2022 as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 5,84,20,654 ordinary shares and 18,54,871 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi
Director and Chief Executive Officer

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Proxy Statement for Annual General Meeting

to be Held on August 24, 2022

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Yatra Online, Inc. (the “Company,” “Yatra,” “Yatra Online,” “we” or “us”) in connection with the solicitation of proxies for use at the 2022 annual general meeting to be held at 6:00 PM local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II Sector-20, Gurugram-122008, Haryana, India and at any adjournments thereof (the “AGM”).

At the AGM, the Shareholders will be asked to:

1. Approve an ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2025 annual general meeting;

2. Approve an ordinary resolution to approve the ratification of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023;

3. Approve a special resolution to adopt Seventh Amended and Restated Memorandum and Articles of Association of the Company.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors recommends that you vote your shares as follows:

● FOR the appointment of Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2025 annual general meeting;

● FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023.

● FOR Adoption by way of special resolution of Seventh Amended and Restated Memorandum and Articles of Association of the Company.

PERSONS MAKING THE SOLICITATION

We, on behalf of the Board of Directors, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and the Company’s Class F Shares, par value US$0.0001 per share (“Class F Shares” and together with the Ordinary Shares, the “Shares”), at the close of business on June 29, 2022 (the “Record Date”), are entitled to notice of, and to vote at, the AGM and any adjournment thereof. On June 29, 2022, 5,84,20,654 ordinary shares and 18,54,871 Class F shares were issued and outstanding and entitled to vote. Each issued and outstanding Ordinary Share and Class F Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

If you have questions of any nature, please call our Investor Relations department at +1-646-875-8380.

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Vote Required

Assuming that a quorum is present:

●	Proposal No. 1 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 2 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 3 - This proposal requires the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted “FOR” the appointment of Mr. Dhruv Shringi, director nominee to the Board of Directors, to serve for a three-year term expiring at the 2025 AGM, “FOR” the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023, “FOR” Adoption of Seventh Amended and Restated Memorandum and Articles of Association of the Company. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2 and 3.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favour of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on August 22, 2022. If you vote via the Internet, you do not need to return a proxy card.

By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

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Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted “FOR” the appointment of Mr. Dhruv Shringi, the director nominee to the Board of Directors, to serve for a three-year term expiring at the 2025 AGM; “FOR” the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023, “FOR” Adoption of Seventh Amended and Restated Memorandum and Articles of Association of the Company and, as to any other matter that may be properly brought before the AGM, in accordance with the judgment of the proxy

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PROPOSAL NO. 1:

APPOINTMENT OF DIRECTOR

Our Board of Directors oversee the management of our business and affairs with a view to ensuring that Shareholder value is enhanced without compromising our commitment to our principles or our Code of Business Conduct and Ethics. Our Board of Directors has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board of Directors fulfils its mandate directly and through its Committees. The directors are kept informed of our operations at regular board and committee meetings as well as through reports and discussions with management. We believe the Company is best served by a board of directors that functions independently of management and is informed and engaged.

Our Board/Committee of Directors has determined that 5 members of our Board of Directors are independent, according to the Securities Act of 1933 and NASDAQ listing standards. Our Articles provide that at each succeeding annual general meeting, directors will be appointed for a full term of three (3) years, unless he or she resigns or is removed earlier, to succeed the directors of the class whose terms expire at such annual general meeting. Our Class III director is seeking re-appointment at this AGM. The Board of Directors currently consists of six members, as determined in accordance with the Articles. Our current directors are:

Mr. Dhruv Shringi

Mr. Murlidhara Lakshmikantha Kadaba

Ms. Neelam Dhawan

Mr. Roshan Mendis

Mr. Stephen Schifrin

Mr. Michael A. Kaufman

The Board of Directors is committed to diversity. The members of the Board of Directors represent the following demographics:

Board Diversity Matrix (As of July 18, 2022)
Country of Principal Executive Offices:	India
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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Our Class III Director is listed below:

Mr. Dhruv Shringi

The name of the nominee being presented for consideration by the Shareholders, who is an incumbent director, and certain other information about such director is set forth below.

Dhruv Shringi: Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our Board of Directors since December 2005. Prior to joining our company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group in London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member of Yatra Online Limited and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board of Directors because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer.

Resolution

“RESOLVED, as an ordinary resolution, that Dhruv Shringi be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class III Director until the expiration of his term at the 2025 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the Annual General Meeting (AGM), this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the appointment of Mr. Dhruv Shringi as a Director of the Company.

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PROPOSAL NO. 2:

RATIFICATION OF THE APPOINTMENT OF

ERNST & YOUNG ASSOCIATES LLP

AS THE COMPANY’S

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

FOR THE FISCAL YEAR ENDING MARCH 31, 2023

Proposal No. 2 is to ratify the appointment of Ernst & Young Associates LLP (“Ernst & Young”) as our independent registered public accountant for the fiscal year ending March 31, 2023. Ernst & Young has provided the Board of Directors with a willingness letter for being appointed as the Company’s independent registered public accountant for the fiscal year ending March 31, 2023.The Board of Directors is satisfied that Ernst & Young is independent of the Company.

The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the external auditors for 2021 :

		Fiscal 2021 (In thousands)
Audit fees (audit and review of financial statements)	INR	24,871
Audit-related fees (including fees related to the offerings and other miscellaneous audit related certifications)		-
Tax fees (other certifications and tax advisory services)	INR	6,229
All Other fees (advisory services)		-
Total	INR	31,100

The Audit Committee is satisfied that non-audit fees, including tax advice, planning and consulting, do not exceed fees related to audit or audit-related activities, including tax compliance and preparation activities.

Resolution

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of Ernst & Young Associates LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2023 be approved in all respects.”

Vote Required

If a quorum is present at the Annual General Meeting (AGM), this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2023.

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PROPOSAL NO. 3:

ADOPTION OF THE

SEVENTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE COMPANY.

Proposal No. 3 is to approve the adoption of the Seventh Amended and Restated Memorandum and Articles of Association of the Company (the “New Articles”).

Yatra Online Limited, the step-down subsidiary of the Company, is contemplating an Initial Public Offering (“IPO”) and listing on stock exchange in India. The Sixth Amended and Restated Memorandum and Articles of Association of the Company is proposed to be amended to contain Loss of Control provisions to address a possible deconsolidation between Yatra Online Limited, the Company and other subsidiaries that are or may be listed on other international exchanges.

If approved, the New Articles of the Company currently in effect will be amended and restated by deletion in their entirety and replaced by substitution with the New Articles of the Company to give effect to the following insertions.

The definition of ACDPL, Loss of Control, Loss of Control Event, THCL and Yatra India be included in clause 1.1, as mentioned hereinafter:

“ACDPL” means Asia Consolidated DMC Pte. Ltd., a private limited company under the Companies Act (Cap 50) under the laws of the Republic of Singapore.

“Loss of Control” means a situation, as defined under the relevant statute or accounting standards, in which: (i) the Company ceases to have control over THCL or ACDPL; or (ii) THCL and ACDPL cease to have control over Yatra India; but in all cases means that the Company ceases to control more than 50.01% of the voting shares or equity interests of THCL or ACDPL, or loses the ability to appoint and/or remove a majority of the directors of either or both of those two entities, or that THCL and ACDPL jointly cease to control more than 50.01% of the voting shares or equity interest in Yatra India, or that THCL and ACDPL jointly lose the ability to appoint and/or remove a majority of the directors of Yatra India.

“Loss of Control Event” means an event that causes a Loss of Control.

“THCL” means THCL Travel Holding Cyprus Limited, a limited liability Company under the Companies Law CAP. 113 under the laws of the Republic of Cyprus.

“Yatra India” means Yatra Online Limited, a public limited Company existing under the Companies Act, 2013 under the laws of the Republic of India.

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Clause 21.2 shall be revised as follows:

The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented. An annual general meeting shall be held each calendar year.

The following Clause 51 be inserted after Clause 50 of the New Articles:

51. Approval of Loss of Control

51.1 In the event of Loss of Control, then, upon receipt of written notice of a Loss of Control Event by the Company from ACDPL, THCL or Yatra India, as the case may be, the Directors shall arrange for the Loss of Control Event to be included in the notice and agenda of the next general meeting of the Company to be convened as appropriate to seek the approval of the Members.

51.2 The Company shall not, without first obtaining the approval of an Ordinary Resolution, allow or approve a Loss of Control Event.

Resolution

“RESOLVED as a Special Resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Proxy Statement for Annual General Meeting as Annexure A.”

Vote Required

If a quorum is present at the Annual General Meeting (AGM), this proposal requires the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR Adoption of Seventh Amended and Restated Memorandum and Article of Association of the Company.

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OTHER MATTERS

Other than what is described above, the Board of Directors is unaware of any additional items of business to be brought before the AGM.

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Annexure A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

YATRA ONLINE, INC.

(adopted by special resolution dated [date])

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

YATRA ONLINE, INC.

(adopted by special resolution dated [date])

1	The name of the Company is Yatra Online, Inc.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$52,315.94 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each, 10,000,000 Class A Non-Voting Shares of a par value of US$0.0001 each, 3,159,375 Class F Shares of a par value of US$0.0001 each and 10,000,000 Preference Shares of a par value of US$0.0001 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Seventh Amended and Restated Memorandum of Association bear the respective meanings given to them in the Seventh Amended and Restated Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

YATRA ONLINE, INC.

(adopted by special resolution dated [date])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ACDPL”	means Asia Consolidated DMC Pte. Ltd., a private limited company under the Companies Act (Cap 50) under the laws of the Republic of Singapore.

“Articles”	means these seventh amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the Company formed pursuant to Article 44.2 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Shares”	means Class A non-voting shares of a par value of US$0.0001 each in the share capital of the Company;

“Class F Shares”	means Class F shares of a par value of US$0.0001 each in the share capital of the Company;

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“Company”	means Yatra Online, Inc.

“Designated Stock Exchange”	means any national securities exchange including NASDAQ Capital Market, or NASDAQ.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Agreement”	means the exchange and support agreement dated 28 September 2016 between the Company, Terrapin and the holders of shares of Class F Common Stock of Terrapin on the date thereof;

“Loss of Control”	means a situation, as defined under the relevant statute or accounting standards, in which: (i) the Company ceases to have control over THCL or ACDPL; or (ii) THCL and ACDPL cease to have control over Yatra India; but in all cases means that the Company ceases to control more than 50.01% of the voting shares or equity interests of THCL or ACDPL, or loses the ability to appoint and/or remove a majority of the directors of either or both of those two entities, or that THCL and ACDPL jointly cease to control more than 50.01% of the voting shares or equity interest in Yatra India, or that THCL and ACDPL jointly lose the ability to appoint and/or remove a majority of the directors of Yatra India.

“Loss of Control Event”	means an event that causes a Loss of Control.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the seventh amended and restated memorandum of association of the Company, as amended from time to time.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Shares”	means ordinary shares of a par value of US$0.0001 each in the share capital of the Company.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

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“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share”	means an Ordinary Share, a Class A Share, a Class F Share or a preference share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Terrapin”	means Yatra USA Corp. (formerly known as Terrapin 3 Acquisition Corporation), a Delaware corporation.

“THCL”	means THCL Travel Holding Cyprus Limited, a limited liability Company under the Companies Law CAP. 113 under the laws of the Republic of Cyprus.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Yatra India”	means Yatra Online Limited, a public limited Company existing under the Companies Act, 2013 under the laws of the Republic of India.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

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(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

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3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company shall not issue Shares to bearer.

4	Rights of Class A Shares

4.1	The Class A Shares shall have the following rights:

(a)	as to voting: the holder of a Class A Share shall not (in respect of such Class A Share) have the right to receive notice of, attend at or vote as a Member at any general meeting of the Company, but may vote at a separate Class meeting convened in accordance with these Articles; and

(b)	as to capital: a Class A Share shall confer upon the holder thereof the right in a winding up to participate in the surplus assets of the Company as provided in these Articles; and

(c)	as to income: the Class A Shares shall confer on the holders thereof the right to receive dividends as provided in these Articles.

5	Rights of Class F Shares

5.1	Notwithstanding any other provisions of these Articles, the Class F Shares shall have the following rights:

(a)	as to voting: the holders of a Class F Share shall (in respect of such Class F Share) have the right to receive notice of, attend and vote as a Member at any general meeting of the Company; and

(b)	as to capital: a Class F Share shall confer upon the holder thereof the right in a winding up to participate in the surplus assets of the Company as provided in these Articles and

(c)	as to income: no dividends shall be payable on the Class F Shares.

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5.2	The Class F Shares shall have the following conversion rights: at any time that shares of Class F Common Stock of Terrapin shall be exchanged for Ordinary Shares pursuant to the terms of the Exchange Agreement, the Company shall have the right, at its sole discretion (following completion of any such exchange), to convert into Ordinary Shares an equal number of Class F Shares held by the Member exchanging its shares of Class F Common Stock of Terrapin for Ordinary Shares, with each Class F Share being converted into 0.00001 of an Ordinary Share. References in this Article to “convert” or “conversion” shall mean the compulsory redemption without notice of Class F Shares of the relevant Member and, on behalf of such Member, automatic application of such redemption proceeds in paying for such new Ordinary Shares into which the Class F Shares have been converted at a price per Class F Share necessary to give effect to a conversion calculated on the basis that the Class F Shares to be issued as part of the conversion or exchange will be issued at par. The Ordinary Shares to be issued on an exchange shall be registered in the name of such Member or in such name as the Member may direct.

6	Register of Members

6.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

6.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7	Closing Register of Members or Fixing Record Date

7.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

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8	Certificates for Shares

8.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

8.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

9	Transfer of Shares

9.1	Subject to the terms of these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

9.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

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10	Redemption, Repurchase and Surrender of Shares

10.1	Subject to the provisions of the Statute, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

10.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

10.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

10.4	The Directors may accept the surrender for no consideration of any fully paid Share.

11	Treasury Shares

11.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

11.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

12	Variation of Rights of Shares

12.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

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12.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

12.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

13	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

14	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

15	Lien on Shares

15.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

15.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

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15.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

15.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

16	Call on Shares

16.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

16.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

16.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

16.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

16.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

16.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

16.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

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16.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

17	Forfeiture of Shares

17.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

17.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

17.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

17.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

17.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

17.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

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18	Transmission of Shares

18.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

18.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

18.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

19	Amendments of Memorandum and Articles of Association and Alteration of Capital

19.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

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(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

19.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

19.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

20	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

21	General Meetings

21.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

21.2	The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented. An annual general meeting shall be held each calendar year.

21.3	The Directors may call general meetings. For the avoidance of doubt, Members shall have no right to requisition a general meeting of the Company.

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22	Notice of General Meetings

22.1	At least ten days’ notice shall be given of any general meeting and such notice shall not be given more than sixty days prior to any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

22.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

23	Advance Notice for Business

23.1	No business may be transacted at an annual general meeting, other than business that is either (i) specified in the notice of the annual general meeting (or any supplement thereto) given by or at the direction of the Directors, (ii) otherwise properly brought before the annual general meeting by or at the direction of the Directors or (iii) otherwise properly brought before the annual general meeting by any Member (x) who is a Member of record on the date of the giving of the notice provided for in this Article and on the record date for the determination of Members entitled to vote at such annual general meeting and (y) who complies with the notice procedures set forth in this Article. Notwithstanding anything in this Article to the contrary, only persons nominated for election as a Director to fill any term of a Directorship that expires on the date of the annual general meeting pursuant to these Articles will be considered for election at such meeting.

(a)	In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company and such business must otherwise be a proper matter for shareholder action. Subject to Article 23.1 (c)(iii), a Member’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual general meeting; provided, however, that in the event that the annual general meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the Member to be timely must be so received not earlier than the opening of business on the 120th day before the annual general meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual general meeting is first made by the Company. The public announcement of an adjournment of an annual general meeting shall not commence a new time period for the giving of a shareholder’s notice as described in this Article.

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(b)	To be in proper written form, a Member’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Articles, the language of the proposed amendment) and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of such shareholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class or series and number of shares of capital share of the Company that are owned beneficially and of record by such shareholder and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) a description of all arrangements or understandings between such Member and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such Member, (v) any material interest of such Member and the beneficial owner, if any, on whose behalf the proposal is made in such business and (vi) a representation that such Member intends to appear in person or by proxy at the annual general meeting to bring such business before the annual general meeting.

(c)	The foregoing notice requirements of this Article shall be deemed satisfied by a Member as to any proposal (other than nominations) if the Member has notified the Company of such Member’s intention to present such proposal at an annual general meeting in compliance with Rule 14a-8 (or any successor thereof) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such Member has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Company to solicit proxies for such annual general meeting. No business shall be conducted at the annual general meeting except business brought before the annual general meeting in accordance with the procedures set forth in this Article, provided, however, that once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article shall be deemed to preclude discussion by any Member of any such business. If the Directors or the chairman of the annual general meeting determines that any Member proposal was not made in accordance with the provisions of this Article or that the information provided in a Member’s notice does not satisfy the information requirements of this Article, such proposal shall not be presented for action at the annual general meeting. Notwithstanding the foregoing provisions of this Article, if the Member (or a qualified representative of the Member) does not appear at the annual general meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Company.

(d)	In addition to the provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Article shall be deemed to affect any rights of Members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

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23.2	Only such business shall be conducted at an extraordinary general meeting as shall have been brought before the extraordinary general meeting pursuant to the notice of extraordinary general meeting. Nominations of persons for election to the Directors may be made at an extraordinary general meeting at which Directors are to be elected pursuant to the notice of extraordinary general meeting only pursuant to these Articles.

23.3	For purposes of these Articles, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

24	Proceedings at General Meetings

24.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

24.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

24.3	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

24.4	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

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24.5	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

24.6	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

24.7	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

24.8	A resolution put to the vote of the meeting shall be decided on a poll.

24.9	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

24.10	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

24.11	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

25	Votes of Members

25.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.

25.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

25.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

25.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

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25.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

25.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

25.7	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

26	Proxies

26.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

26.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

26.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

26.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

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26.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

27	Corporate Members

27.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

27.2	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

28	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

29	Directors

There shall be a board of Directors consisting of not less than one person provided however that the board of Directors may increase or reduce the limits in the number of Directors.

30	Powers of Directors

30.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

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30.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31	Appointment and Removal of Directors

31.1	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the 2017 annual general meeting, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2018 annual general meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2019 annual general meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

31.2	Any and all vacancies in the board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the board of Directors, and not by the Members. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 31.1 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full board of Directors until the vacancy is filled.

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32	Vacation of Office of Director

32.1	The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	by Special Resolution for cause at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

32.2	For the purposes of this Article, “cause” shall mean:

(a)	fraud, embezzlement or theft;

(b)	wilful misconduct damaging to the Company, its reputation, products, services, or customers;

(c)	intentional violation of any law or regulation;

(d)	any unauthorised disclosure of any trade secret or confidential information of the Company or any Subsidiary of the Company;

(e)	continued failure to perform duties owed to the Company; and/or

(f)	being charged with a felony or a misdemeanour involving moral turpitude.

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33	Proceedings of Directors

33.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

33.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

33.3	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

33.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5	A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

33.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8	All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

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33.9	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

35	Directors’ Interests

35.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

35.3	A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5	A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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36	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

37	Delegation of Directors’ Powers

37.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, chief executive officer, president, chief financial officer, vice-presidents, secretary, assistant secretary, treasurer or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

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38	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

39	Remuneration of Directors

39.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

40	Seal

40.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

40.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

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41	Dividends, Distributions and Reserve

41.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

41.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

41.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

41.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

41.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

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41.8	No Dividend or other distribution shall bear interest against the Company.

41.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

42	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43	Books of Account

43.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

43.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

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44	Audit

44.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

44.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

44.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

44.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

44.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

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45	Notices

45.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

45.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

45.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

45.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

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46	Winding Up

46.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

47	Indemnity and Insurance

47.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

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47.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

47.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

48	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

49	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

50	Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

51	Approval of Loss of Control

51.1	In the event of Loss of Control, then, upon receipt of written notice of a Loss of Control Event by the Company from ACDPL, THCL or Yatra India, as the case may be, the Directors shall arrange for the Loss of Control Event to be included in the notice and agenda of the next general meeting of the Company to be convened as appropriate to seek the approval of the Members.

51.2	The Company shall not, without first obtaining the approval of an Ordinary Resolution, allow or approve a Loss of Control Event.

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